New Energy Technologies, Inc.

10632 Little Patuxent Parkway

Suite 406

Columbia, MD 21044

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

December 30, 2014

Re:	New Energy Technologies, Inc. Post-Effective Amendment No. 6 to Registration Statement On Form S-1 Filed December 22, 2014 File No. 333-182253

To whom it may concern,

On behalf of New Energy Technologies, Inc. (the “Registrant”) in connection with the Commission declaring the above post-effective amendment effective, Registrant acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ John Conklin

Name:  John Conklin

Title: President and Chief Executive Officer